

ИРКУТСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ (ОАО "ИРКУТСКЭНЕРГО")

Number 82-4458 (12g3-2(b))

02.12.2005 № 097/14232

На [redacted]

06010566

The U.S. Securities and Exchange Commission

Office of International Corporate Finance

450 Fifth Street, N.W.

Mail top 3-9

Washington. D.C. 20549

U.S.A.

RECEIVED 2006 FEB -1 P 12:35 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Exemption No.: 82-4458 (12g3-2(b))

SUPPL

Dear Sir or Madam!

In connection with the Company's exemption, pursuant to the Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial report and financial results for the 9 months of 2005 year.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050, which was declared effective by the SEC on May 5, 1996.

PROCESSED FEB 06 2006 THOMSON FINANCIAL

Sincerely,

General director of
JSC Irkutskenergo

Sergey V. Emdin

Putintsev V.
(3952) 790-586

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 9 months of 2005 (in thousands of Rubles)

Balance Sheet, for the 9 months of 2005
(in thousands of Rubles)

ASSETS	January, 1 2005	September, 30 2005
Intangible Assets	0	0
Property, Plants & Equipment	42 262 748	40 847 443
Capital investments in progress	1 302 705	2 592 772
Long-Term Investments	1 495 567	2 239 201
Other Assets	210 804	314 233
Inventories	1 547 814	1 450 512
Value-added Tax	522 687	610 061
Accounts Receivable	3 844 207	3 340 747
Short-Term Investments	353 561	266 119
Cash	1 016 923	1 570 856
TOTAL ASSETS	52 557 016	53 231 944
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 397 150	40 351 159
Reserve Funds	1 191 702	1 191 702
Retained Earnings	1 745 914	2 622 737
Fixed liabilities	530 108	467 628
Short-Term Debt	847 700	859 900
Accounts Payable	3 048 232	2 932 724
Backlog to the participants for profit discharging	4 102	16 355
Future terms incomes	25 300	22 931
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	52 557 016	53 231 944

General director of JSC «Irkutskenergo» ____________ Sergey V. Emdin

Chief accountant of JSC «Irkutskenergo» ____________ Gennadiy M. Tolstykh

ОАО "Иркутскэнерго" г. Иркутск

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the 9 months of 2005
(in thousands of Rubles)

INDEX	the 9 months of 2005 in thousands of Rubles
1. Income before taxes	1 508 394
2. Profit utilization: Profit tax	527 853

General director of JSC «Irkutskenergo» Sergey V. Emdin

Chief accountant of JSC «Irkutskenergo» Gennadiy M. Tolstykh

